Exhibit 99.1

Foresight and Indian Drone Manufacturer Win Grant for $5 Million Project to Commercialize Autonomous Industrial Drones

The global drone inspection and monitoring market is projected to reach $21.3 billion by 2027, driven by demand in industries such as oil and gas, mining, critical infrastructure, and manufacturing

Ness Ziona, Israel – August 4, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in three-dimensional (“3D”) perception systems, announced the approval of its joint development and commercialization project with Big Bang Boom Solutions Pvt. Ltd. (“Big Bang”), a leading Indian drone manufacturer, under the India-Israel Industrial research & development (R&D) and Technological Innovation Fund (“I4F”). With a budget of $5 million, the project is scheduled to begin in September 2025 and will span a 24-month period. The goal of the project is to gradually introduce a variety of mass production drone solutions.

This approval follows the Company’s announcement regarding the signing of a Memorandum of Understanding (MOU) with the same Indian drone manufacturer, as reported on April 10, 2025. The project’s approval further strengthens the strategic cooperation between Foresight and Big Bang and we believe it holds significant commercial potential for both parties.

According to a market report published by Markets and Markets in February 2023, the global drone inspection and monitoring market is projected to reach $21.3 billion by 2027. Based on projections by Big Bang, commercialization of the jointly developed technology could generate up to $32 million in revenue by 2031.

The joint project aims to develop rugged, autonomous industrial inspection drones equipped with visible-light and thermal sensors. These next-generation drones are designed for reliable operation in GPS-denied environments and will incorporate advanced AI-based algorithms for autonomous navigation, obstacle detection, and path planning.

The funding approval from I4F, for 50% of the project’s budget, marks a significant step forward in supporting the development and commercialization of drone solutions tailored for industries such as oil and gas, mining, chemical processing, power generation, and critical infrastructure. These drones are expected to improve safety, reduce operational costs, and enhance efficiency by performing inspections in hazardous and hard-to-reach environments. The remaining 50% of the project cost will be jointly funded by Foresight and Big Bang.

About India-Israel Industrial R&D and Technological Innovation Fund (I4F)

The India-Israel Industrial R&D and Technological Innovation Fund (I4F) is a $40 million initiative jointly established by India’s Department of Science and Technology (DST) and the Israel Innovation Authority. The fund supports collaborative R&D projects between companies from both countries, aiming to co-develop and commercialize innovative technologies in key sectors such as healthcare, energy, agriculture, water, and information and communication technology.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the expected timing, budget and scope of the project, that the project’s approval further strengthens the strategic cooperation between Foresight and Big Bang and its belief that it holds significant commercial potential for both parties, the expected market size and potential revenues that may be derived in the industry, that the development and commercialization of the drone solutions is tailored for industries such as oil and gas, mining, chemical processing, power generation, and critical infrastructure, that the drones are expected to improve safety, reduce operational costs, and enhance efficiency by performing inspections in hazardous and hard-to-reach environments and that the remaining 50% of the project cost will be jointly funded by Foresight and Big Bang. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654